Converted Organics Inc.
7A Commercial Wharf West
Boston, MA 02110

February 22, 2008
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention: John Stickel

Re:	Converted Organics Inc.
Schedule 14A
Filed February 19, 2008
File No. 001-33304
Ladies and Gentlemen:
           Converted Organics Inc. (the “Company”), is filing a revision to the captioned proxy statement on Schedule 14A in response to questions raised by the staff of the Commission in its letter dated February 21, 2008. Set forth below is the Company’s response to comments:
Issuance of 20% of More of Outstanding Common Stock, page 16
1.	We note that you entered into a purchase agreement on January 24, 2008 that included provisions that may require you to issue shares that exceed the threshold permitted under NASD Rule 4350(i) without shareholder approval. Please revise your disclosure to explain why shareholder approval for the issuance of additional shares was not sought in advance of entering into the purchase agreement.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 16 of its proxy statement on Schedule 14A to disclose that shareholder approval for the issuance of additional shares was not sought or required under the rules and regulations of NASDAQ in advance of entering into the purchase agreement because the Company and the investors were seeking to complete the financing in the most expedient manner.

2.	Please also expand your disclosure to describe those certain provisions” of the purchase agreement and related documents that may require you to issue shares above the threshold number.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on pages 16-17 of its proxy statement on Schedule 14A to describe the provisions of the purchase agreement and related documents that may require the issuance of shares above the threshold number. Specifically, the Company has disclosed that the convertible debenture in the aggregate principal amount of $4,500,000 is convertible into shares of the Company’s common stock at the rate per share equal to the lowest of (i) the fixed conversion price of $6.00 per share, (ii) the lowest price, conversion price, or exercise price set by the Company in any equity financing transaction, convertible security or derivative instrument issued after the secured convertible debenture, or (iii) the default conversion price of 70% of the average of the three lowest closing prices of the Company’s common stock during the 20 day period immediately prior to a notice of conversion. Thus, the applicable conversion price may result in the issuance of shares in excess of the threshold amount.

3.	Please expand your disclosure to discuss what happens if you are unable to obtain shareholder approval for the issuance of the additional shares required by the purchase agreement.

Response:
In response to the Staff’s comment, the Company has revised its disclosure in its proxy statement on Schedule 14A to discuss what happens if it is unable to obtain shareholder approval for the issuance of the additional shares required by the purchase agreement. Specifically, the Company has disclosed that pursuant to the terms of the purchase agreement, the Company issued 750,000 class A warrants and 750,000 class B warrants to purchase shares of the Company’s common stock. Pursuant to the terms of the Purchase Agreement, 50% of the issued Class A warrants and 50% of the issued Class B warrants were issued to the investors at closing. The remaining warrants are to be held in escrow pending stockholder approval of the issuance of the additional shares required by the purchase agreement. If shareholder approval is not obtained within 60 days of closing and the investors make a written demand for their release, the warrants will be released from escrow. Thus, if shareholder approval is not obtained, the investors will be entitled to all 1,500,000 warrants and the loan shall remain a conventional loan with interest payable at 10% per annum due on January 24, 2009.
If you have any further comments and/or questions, please contact the undersigned at (617) 624-0111.

Very truly yours,
/s/ Edward J. Gildea
Edward J. Gildea
President, Chief Executive Officer and Chairman of the Board